Exhibit 99.1

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES MANAGEMENT APPOINTMENTS

VANCOUVER, BRITISH COLUMBIA, July 8, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced several important additions to its senior management team.

David Deisley, previously Vice President and General Counsel, has been appointed Executive Vice President, Corporate Affairs and General Counsel. In his expanded role, Mr. Deisley will assume responsibility for the Company’s government relations and sustainability functions, in addition to continuing to manage legal affairs. Mr. Deisley has been with the Company for nearly three years and has assumed an increasingly important role in Goldcorp’s external affairs.

Timo Jauristo, previously Vice President, Corporate Development, has been appointed Executive Vice President, Corporate Development. Mr. Jauristo has been the architect of a variety of value-adding transactions for Goldcorp since joining the Company in June 2009 and will continue to seek out opportunities to enhance the Company’s high-quality asset portfolio.

Chuck Jeannes, President and Chief Executive Officer of Goldcorp said, “I am delighted to add David and Timo to Goldcorp’s Executive Leadership Team that includes Steve Reid, Executive Vice President and Chief Operating Officer, and Lindsay Hall, Executive Vice President and Chief Financial Officer. I am confident that Goldcorp possesses the leadership experience and talent to sustain and enhance our success over the long term.  As we near the completion of the large new Peñasquito mine and the commencement of full commercial operations there, I look forward to working with the entire management team and all of Goldcorp’s 14,000 employees world-wide to continue delivering low-cost, high-margin gold production along with the best growth profile in the senior sector.”

Goldcorp also announced today the promotion of George Burns to Senior Vice President, Canada and US Operations; Barry Olson to Senior Vice President, Project Development; Charlie Ronkos to Senior Vice President, Exploration; Gerry Atkinson to Senior Vice President, Human Resources; Colette Rustad to Senior Vice President and Controller; Mark Ruus to Senior Vice President, Tax; and Cheryl Sedestrom, to Senior Vice President, Metals Marketing.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com